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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                Lightbridge, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    532226107
         --------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

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-----------------------------
CUSIP No. 532226107                    13G
-----------------------------


--------------------------------------------------------------------------------
    1.      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Massachusetts Capital Resource Company
                         042631251
--------------------------------------------------------------------------------
                                             (a)                           [ ]
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                             (b)                           [X]
--------------------------------------------------------------------------------
            SEC USE ONLY
--------------------------------------------------------------------------------
    4.      CITIZENSHIP OR PLACE OF ORGANIZATION
              A Massachusetts limited partnership
--------------------------------------------------------------------------------
                                5.     SOLE VOTING POWER
         NUMBER OF                       1,048,958
          SHARES             ---------------------------------------------------
       BENEFICIALLY             6.     SHARED VOTING POWER
         OWNED BY                        1,308,163
           EACH
         REPORTING                     (includes 259,205 shares beneficially
          PERSON                       owned by partners of the reporting person
           WITH                        that the reporting person does not
                                       purport to beneficially own)
                             ---------------------------------------------------
                                7.     SOLE DISPOSITIVE POWER
                                         1,048,958
                             ---------------------------------------------------
                                8.     SHARED DISPOSITIVE POWER
                                         1,308,163

                                       (includes 259,205 shares beneficially
                                       owned by partners of the reporting person
                                       that the reporting person does not
                                       purport to beneficially own)
--------------------------------------------------------------------------------
    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,308,163

              (includes 259,205 shares beneficially owned by partners of the reporting person that the reporting person does not
              purport to beneficially own)
--------------------------------------------------------------------------------
   10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
            CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  4.76%
--------------------------------------------------------------------------------
   12.      TYPE OF REPORTING PERSON (See Instructions)
                  PN
--------------------------------------------------------------------------------

                                Page 2 of 6 Pages

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                                  SCHEDULE 13G
                                  ------------

Item 1(a)      Name of Issuer:
                       Lightbridge, Inc.

        1(b)   Address of Issuer's Principal Executive Offices:
                       67 South Bedford Street
                       Burlington, MA  01803

Item 2(a)      Name of Person Filing:
                       Massachusetts Capital Resource Company

        2(b)   Address of Principal Business Office or, if none, Residence:
                       The Berkeley at 420 Boylston St.
                       Boston, MA  02116

        2(c)   Citizenship:
                       A Massachusetts limited partnership

        2(d)   Title of Class of Securities:
                       Common Stock

        2(e)   CUSIP Number:
                       532226107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

                  The reporting person is an Investment Adviser registered under
                  Section 203 of the Investment Advisers Act of 1940.

Item 4         Ownership:

  4(a)         Amount beneficially owned:
                    The reporting person beneficially owns 1,308,163 shares of Common Stock of Lightbridge, Inc. This figure includes (i) 246,600 shares of Common Stock beneficially owned, as of December 31, 2002, by one of the reporting person's partners, John Hancock Life Insurance Company, a direct wholly-owned subsidiary of John Hancock Financial Services, Inc., and (ii) 12,605 shares of Common Stock beneficially owned, as of December 31, 2002, by one of the reporting person's partners, Metropolitan Life Insurance Company, (See
                    Item 8 and Exhibit A). The reporting person disclaims beneficial ownership of the shares beneficially owned by John Hancock Life Insurance Company and Metropolitan Life Insurance Company.

        4(b)   Percent of Class:
                    4.76%

                                Page 3 of 6 Pages

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        4(c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:
                  1,048,958

         (ii)  Shared power to vote or to direct the vote:
                  1,308,163

               (includes 259,205 shares beneficially owned by John Hancock Life Insurance Company and Metropolitan Life Insurance Company that the reporting person does not purport to beneficially own)

         (iii) Sole power to dispose or to direct the disposition of:
                  1,048,958

         (iv)  Shared power to dispose or to direct the disposition of:
                  1,308,163

               (includes 259,205 shares beneficially owned by John Hancock Life Insurance Company that the reporting person does not purport to beneficially own)

Item 5         Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: [X]

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                  Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                  Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                  This schedule has been filed pursuant to rule
                  13d-1(b)(1)(ii)(H). Exhibit A hereto sets forth the identity and Item 3 classification of each member of the group.

Item 9         Notice of Dissolution of Group:
                  Not Applicable.



                                Page 4 of 6 Pages

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Item 10        Certification:

                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         MASSACHUSETTS CAPITAL RESOURCE COMPANY

                                             By:   / s / William J. Torpey, Jr.
                                                   -----------------------------
                                                   Name: William J. Torpey, Jr.
                                                   Title:   President

February 12, 2003



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                                    Exhibit A

      Massachusetts Capital Resource Company is a limited partnership. Each of its partners is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. Its general partners are:

                    John Hancock Life Insurance Company, a direct wholly-owned subsidiary of John Hancock Financial Services, Inc.
                    New England Life Insurance Company
                    Massachusetts Mutual Life Insurance Company
                    First Allmerica Financial Life Insurance Company

      Its limited partners are:

                    Paul Revere Life Insurance Company
                    Berkshire Life Insurance Company
                    Boston Mutual Life Insurance Company
                    Metropolitan Life Insurance Company

                                Page 6 of 6 Pages